UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

70211M109*

(CUSIP Number)

Adam Chesnoff

Saban Capital Group, Inc.

10100 Santa Monica Boulevard, Suite 2600

Los Angeles, CA 90067

(310) 557-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

David Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5381

December 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 70211M109	Page 2 of 12

1	NAME OF REPORTING PERSON: S.B. Israel Telecom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 2 of 12 Pages)

CUSIP No. 70211M109	Page 3 of 12

1	NAME OF REPORTING PERSON: SCG Communication Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 3 of 12 Pages)

CUSIP No. 70211M109	Page 4 of 12

1	NAME OF REPORTING PERSON: HSAC Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 4 of 12 Pages)

CUSIP No. 70211M109	Page 5 of 12

1	NAME OF REPORTING PERSON: Saban Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 5 of 12 Pages)

CUSIP No. 70211M109	Page 6 of 12

1	NAME OF REPORTING PERSON: SCG Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 6 of 12 Pages)

CUSIP No. 70211M109	Page 7 of 12

1	NAME OF REPORTING PERSON: Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: OO

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 7 of 12 Pages)

CUSIP No. 70211M109	Page 8 of 12

1	NAME OF REPORTING PERSON: Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 8 of 12 Pages)

CUSIP No. 70211M109	Page 9 of 12

1	NAME OF REPORTING PERSON: Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 9 of 12 Pages)

The statement on Schedule 13D filed on February 8, 2013 , relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer” or “Partner”), (the “Schedule 13D” or the “Original Filing”), and the amendment dated October 17, 2013 (“First Amendment”), are hereby amended as set forth below by this Amendment No. 2 (this “Amendment”). This Amendment supplements and amends the Original Filing and the First Amendment to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 1 to the Original Filing.

Item 2 of Schedule 13D is amended by deleting the last paragraph under the subheading S.B. Israel Telecom Ltd. and replacing it with the following paragraphs:

SCG Communication holds approximately 99.5% of the redeemable voting share of S.B. Israel, with the remaining approximately 0.50% of the redeemable voting shares held by various co-investors. All redeemable voting shares of S.B. Israel are beneficially owned pursuant to Rule 13d-3 under the Act by SCG Communication.

(Page 10 of 12 Pages)

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is amended and restated in its entirety as follows:

Exhibit 99.1*	Joint Filing Agreement, dated as of February 8, 2013, among the Reporting Persons.

Exhibit 99.2*	Assumption Agreement, dated as of November 30, 2012, by and between S.B. Israel Telecom Ltd. and Advent Investments Pte. Ltd.

Exhibit 99.3*	Amended and Restated Terms and Conditions of the Notes

Exhibit 99.4*	Share Purchase Agreement, dated as of November 30, 2012, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.5*	Share Purchase Agreement, dated as of January 23, 2013, by and between Leumi Partners Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.6*	Shareholders’ Agreement, dated as of January 29, 2013, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.7*	Registration Rights Agreement dated as of October 17, 2013, by and between S.B. Israel Telecom Ltd. and Partner Communications Company Ltd.

* previously filed

(Page 11 of 12 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2013

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG COMMUNICATION VENTURES LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC INVESTMENTS LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group, Inc., the general partner of HSAC Investments LP

SABAN CAPITAL GROUP, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

SCG INVESTMENT HOLDINGS, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

ALPHA FAMILY TRUST

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

HAIM SABAN

/s/ Haim Saban

CHERYL SABAN

/s/ Cheryl Saban

(Page 12 of 12 Pages)